Exhibit 99.6

Bennett Jones LLP
3400 One First Canadian Place, PO Box 130
Toronto, Ontario, Canada M5X 1A4
Tel: 416.863.1200 Fax: 416.863.1716

December 4, 2014

VIA SEDAR

To:	Ontario Securities Commission (as Principal Regulator under National Policy 11-202)
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan, Securities Division
Manitoba Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Re:	Algonquin Power & Utilities Corp. (the “Corporation”) - Prospectus Supplement dated December 4, 2014 to Short Form Base Shelf Prospectus dated February 18, 2014

Dear Sirs/Mesdames:

We refer to the prospectus supplement of the Corporation dated December 4, 2014 (the “Prospectus Supplement”) relating to the offering of 10,055,000 common shares of the Corporation. The Prospectus Supplement is deemed to be incorporated by reference into the short form base shelf prospectus of the Corporation dated February 18, 2014.

We hereby consent to the references to our firm name in the Prospectus Supplement and to the use of our opinions on the face page of the Prospectus Supplement and under the headings “Eligibility for Investment” and “Interests of Experts” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinions referred to therein or that are within our knowledge as a result of the services we performed in connection with such opinions.

Yours truly,

www.bennettjones.com